January 5, 2017

Securities and Exchange Commission	VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20548

Attn: Division of Accounting, Ms. Lauren Hamilton

Re:        American Pension Investors Trust (the “Trust”), File Nos. 811-04262 and 002-96538, Sarbanes-Oxley Review of Financial Statements and Related items.

Dear Ms. Hamilton:

On behalf of the Trust, we are filing this letter to respond to comments provided to the Trust as a result of your review of the Trust’s January 31, 2016 annual financial statements, and related matters.

1.

You noted that in the Notes Section, the Trust’s trustees were listed, as well as officers who were also trustees, but the disclosure failed to list officers who were not also trustees. The Trust will correct this oversight in all future filings.

2.

You asked that the Trust add footnotes in the Notes Sections referring the reader to the Financial Highlights Section of the report in order to allow the reader to have access to more current performance data. The Trust will do so going forward.

3.

You asked that the Trust explain why the Income Fund’s (now the Multi-Asset Fund) portfolio turnover rate has increased over the last two years, and if higher portfolio turnover is likely to continue, add appropriate disclosure to the prospectus. Over the last two years, volatility in the fixed income markets has been severe, and the portfolio managers have been vigilant in adjusting the Fund to respond to the markets. The portfolio managers believe that volatility is declining and that portfolio turnover will be declining as well. If this is not the case, the Trust will add appropriate in its next filing.

4.	You noted that Several Trust series invest in other Funds. You asked that in future filings, the share classes purchased be disclosed. The Trust will do so going forward.

5.

You asked that, with respect to variable rate securities (“VRS’s”), the Trust include a description of the reference rate and spread, and (1) end of period interest rate; or (2) end of period reference rate. You asked that such disclosure be included in the Schedule of Investments, the Notes, and in Form N-Q. The Trust will make the requested disclosures going forward.

6.

You noted that in the Schedule of Investments for the Master Allocation Fund, there is a footnote identifying affiliated funds held, but the funds themselves are not identified in the Schedule. The Trust will correct that error in all future filings.

7.

You noted that in the prospectus for the Short Term Bond Fund, dated June 26, 2016, the fee table shows a fee waiver by the Adviser. You noted that fee waivers may not be included for periods of less than one year. The Trust will correct the error with its next filing.

8.

You noted that the Trust’s financial statements did not contain any disclosures with respect to affiliated transactions under Rule 17a-7. You asked the Trust to disclose whether such transactions had occurred. During the fiscal year, certain funds of the Trust did engage in 17a-7 transactions. All such transactions were executed in full compliance with the Trust’s 17a-7 policies, and all such transactions were reviewed by the Board of Trustees. The lack of disclosure in the financial statements was an oversight which will be corrected in all future filings.

9.

You noted that the “Growth of $10,000” graph for Class A shares does not include sales charges, as required. You also noted that, since the minimum initial investment in Institutional Class Shares is $1 million, the graph for that share class should start at $1million, not $10,000. The Trust will make both changes going forward.

10.

You asked that the Trust confirm that for all Funds, the “Other Accrued Expense” line item in the Statement of Assets and Liabilities was properly disclosed and that all material liabilities had been disclosed in accordance with Rule 6-04.10 of Regulation S-X. The Trust has reviewed the subject items and is confident that all disclosures are proper and made in accordance with the Rule.

11.	You asked that the Trust confirm that no fees were payable to officers or trustees at the end of the period, which would require disclosure in the financial statements. The Trust so confirms.

12.

You noted that the Adviser had waived fees in the Core Income Fund. You asked that disclosure be added to the Statement of Operations and described in this correspondence. The Trust does not anticipate that the adviser will be required to waive fees going forward, so disclosure of this nature will not be required. The Trust also refers to your earlier comment noting that the fee waiver was for less than one year, and thusly should not have been included in the prospectus.

13.	Lastly, you asked that the Trust include in the Statement of Operations the disclosure required by Rule 6-07.7b. The Trust will include such disclosure going forward.

On behalf of the Trust, we acknowledge that the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing. The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing. Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David D. Jones, Esq.

DAVID D. JONES, ESQ.